EXHIBIT 99.2
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                                               EFiled:  Mar 14 2006 12:44 PM EST
                                                         Transaction 1D 10790625

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ROBERT KELLY, individually and on behalf    ss.
of all others similarly situated,           ss.


                                Plaintiff,  ss.

         v.                                 ss. CIVIL ACTION NO.

DMITRY TIMOSHENKO, OKTAY                    ss.
MOVSUMOV, BORIS ZILBERMINTS,                ss.
PETER G. DILLING, ALAN D. BERLIN,           ss.
LUKOIL OVERSEAS HOLDING                     ss.
LTD., and CHAPARRAL RESOURCES, INC.,        ss.


                               Defendants.  ss.


                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff, as and for his Class Action Complaint, alleges as follows upon personal knowledge as to himself and his own acts, and as to all other matters, upon information and belief:

                              SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the public shareholders of Chaparral Resources, Inc. ("Chaparral" or the "Company"), against Chaparral, its directors, and the Company's majority shareholder. This action seeks equitable relief only.

     2. This action arises out of defendants' unlawful actions in attempting to complete the sale of Chaparral to its majority shareholder Lukoil Overseas Holding Ltd. ("Lukoil") (the "Proposed Acquisition") at a grossly inadequate and unfair price, based on an unfair process designed to ensure that Lukoil, and only Lukoil, continues to participate in Chaparral's improving financial condition. Defendants' actions, in providing Lukoil and certain directors with

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preferential treatment at the expense of, and which is unfair to, the minority shareholders, is un1awful and a breach of defendants' fiduciary duties to Chapparel's public stockholders.

     3. As owner of nearly 63 percent of the outstanding stock of Chaparral and controlling three of the five members of the Company's Board of Directors (the "Board"), defendant Lukoil controls and dominates the Company and its Board. As a result, the Proposed Acquisition is subject to the entire fairness standard of review which, as explained herein, defendants cannot meet.

     4. As this complaint alleges, in pursuing the unlawful plan to sell the Company to Lukoil for grossly inadequate consideration, and employing an unfair process without the benefit of an independent special committee or a vote of the non-affiliated Chaparral stockholders, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, candor, due care, independence, good faith and fair dealing.

     5. In essence, the Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Chaparral to Lukoil, on terms preferential to Lukoil, and to subvert the interests of plaintiff and the other public stockholders of Chaparral.

                                   THE PARTIES

     6. Plaintiff Robert Kelly is the owner of common stock of Chaparral and has been the owner of such shares at all relevant times.

     7. Chaparral is a Delaware corporation with its principal place of business in White Plains, New York. The Company was founded in 1972 and engages in the exploration, development, and production of oil and gas. It explores Karakuduk Field, a 16,900-acre oil field in the Republic of Kazakhstan. As of December 31, 2004, the company had estimated proved reserves of approximately 40.59 million barrels. The Company's common stock is traded on NASDAQ Over-the-Counter Bulletin Board under the symbol CHAR.OB. The Company is majority owned and controlled (62.98%) by Caspian Resources Investments Ltd., a wholly-owned subsidiary of Lukoil.

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


     8. Defendant Dimitry Timoshenko ("Timoshenko") is and has been at all material times a director of the Company. Timoshenko is an employee of Lukoil who was appointed following the resignation of three members from the Board in December 2005.

     9. Defendant Oktay Movsumov ("Movsumov") is and has been at all material times a director of the Company. Movsumov is an employee of Lukoil who was appointed following the resignation of three members from the Board in December 2005.

     10. Defendant Boris Zilbermints ("Zilbermints") is and has been at all material times a director of the Company and its Chief Executive Officer. Zilbermints is an employee of Lukoil who was appointed following the resignation of three members from the Board in December 2005.

     11. Defendant Peter Dilling ("Dilling") is and has been at all material times a director of the Company. From 1995 to 1997, Dilling held various positions with Chaparral, including Vice Chairman of the Board. Since 2000, Dilling has served as President and Chief Executive Officer and as a director of Trinidad Exploration and Development, Ltd., an oil and gas exploration company. Dilling has served as President and Chief Executive Officer, and as a Director of Anglo-African Energy, Inc., an exploration and production company, since 1999. Prior to joining Anglo-African, Dilling was President and a director of M-D International Petroleum, Inc., an exploration and production company, from 1994 to 1997.

     12. Defendant Alan D. Berlin ("Berlin") is and has been at all material times a director of the Company. Since 1995, Berlin has been a partner of the law firm Aitken Irvin Berlin & Vrooman, LLP., which provides outside legal services to Chaparral, the payments for which during fiscal year 2004 amounted to $126,000. Berlin served as a Director of Chaparral in 1997 and was the Secretary of Chaparral from January 1996 to August 1997. Since June 1998, Berlin has served Chaparral in the same position. From 1985 to 1987, Berlin was the President of the International Division of Belco Petroleum Corp. and held various other positions with Belco Petroleum Corp. and Belco Oil and Gas Corp. from 1977 to 2001.

     13. The Individual Defendants (named herein in paragraphs 8-12), as officers and/or directors of the Company, and Lukoil as the Company's majority stockholder, stand in a fiduciary relationship to Plaintiff and the Company's other public stockholders and owe them the highest fiduciary obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

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


                            CLASS ACTION ALLEGATIONS

     14. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on plaintiff's own behalf and as a class action on behalf of all other public stockholders of the Company (except defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' wrongful actions, as more fully described herein (the "Class").

     15. This action is properly maintainable as a class action for the following reasons:

         (a) The Class is so numerous that joinder of all members is impracticable. As of November 9, 2005, there were issued and outstanding an aggregate of over 38 million shares of common stock of the Company. There are likely hundreds of beneficial holders of Chaparral common stock scattered throughout the country.

         (b) There are questions of law and fact which are common to the Class including, inter alia, the following:

            (i) whether the entire fairness standard applies to the Proposed Acquisition in light of the fact Lukoil is the Company's majority, controlling and dominating shareholder and stands on both sides of the transaction;

            (ii) whether defendants can meet their burden of demonstrating a fair process and fair price in connection with the Proposed Acquisition;

            (iii) whether a truly independent special committee was appointed by the Chaparral Board;

            (iv) if a special committee was appointed, whether the special committee exercised real bargaining power with Lukoil;

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


            (v) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

            (vi) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Chaparral;

            (vii) whether Lukoil, as the majority and controlling shareholder of Chaparral, has breached and is breaching its fiduciary duties to Chaparral's shareholders by attempting to consummate the Proposed Acquisition for an inadequate price;

            (viii) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of candor, good faith, and fair dealing; .

            (ix) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

         (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and the Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         (d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

         (e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate.

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


                             SUBSTANTIVE ALLEGATIONS

                                   THE COMPANY

     16. Chaparral is an extraordinarily profitable public company, and is likely to continue to be profitable in the years to come. For example, when the Company announced its financial results for the quarter ending September 30, 2005, the following was disclosed:

         (a) For results of operations for the three months ended September 30, 2005 compared to the three months ended September 30, 2004:

          o Net income of $13.32 million compared to a net income of $3.56 million; and

          o Revenues were $50.44 million for the third quarter of 2005 compared with $22.08 million for the third quarter of 2004.

         (b) For results of operations for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004:

          o Net income of $23.75 million compared to a net income of $5.49 million; and

          o Revenues were $107.92 million for the nine months to September 30, 2005 compared with $55.16 million for the nine months to September 30, 2004.

     17. The Company's financial results for the quarter ended June 30, 2005 were no less stellar. Specifically:

         (a) For results of operations for the three months ended June 30, 2005 compared to the three months ended June 30, 2004:

          o Net income of $6.60 million compared to a net income of $1.30 million; and

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


          o Revenues were $33.16 million for the second quarter of 2005 compared with $17.47 million for the second quarter of 2004.

         (b) For results of operations for the six months ended June 30, 2005 compared to the six months ended June 30, 2004

          o Net income of $10.44 million compared to a net income of $1.93 million; and

          o Revenues were $57.49 million for the first half of 2005 compared with $33.08 million for the first half of 2004.

     18. Indeed, prior to the announcement of the Proposed Acquisition, as the following chart demonstrates, Chapparal's stock is up 150% over the past year:





                                  [CHART/GRAPH]





     19. Perhaps more importantly, just weeks prior to the announcement of the Proposed Acquisition, the Company's stock price traded above the merger consideration ($5.80 per share in cash) on the following dates:

              ------------------------  ------------------------
                        Date                   Price (US$)
              ------------------------  ------------------------
                      01-23-06                    6.48
              ------------------------  ------------------------
                      01-20-06                    6.45
              ------------------------  ------------------------
                      01-19-06                    6.16
              ------------------------  ------------------------
                      01-18-06                    6.23
              ------------------------  ------------------------
                      01-17-06                    5.98
              ------------------------  ------------------------


     20. Finally, on the same day that the Proposed Acquisition was announced, the Company issued a press release entitled "Chaparral Resources announces unaudited preliminary 2005 results and update to proved reserves." The press release highlighted the following remarkable financial results:

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


          o 92% increase in total revenue - $150.6 million for the year ended December 31, 2005 (2004: $78.5 million);

          o 262% increase in net income - $30.8 million ($0.77 per share on a fully diluted basis) for the year ended December 31, 2005, compared to $8.5 million ($0.22 per share) for year ended December 31, 2004;

          o Record annual production - An increase of 25% to 3,534,000 barrels, net of royalties, from 2,835,000 barrels net in 2004;

          o 12% increase in proved reserves to 45.3 million barrels of oil, net of royalties (as at December 31,
                           2005)

          o Total well stock at December 31, 2005 rises to 80 including 61 producers and nine water injection wells.

     21. Commenting on the annual results for Chaparral, defendant Zilbermints, CEO of Chaparral said:

     During 2005[,] Chaparral has increased production to over 12,000 barrels per day from the Karakuduk field by the year end and plans to continue to invest in the Karakuduk field throughout 2006.

                                      * * *

     The Company has benefited from a 20% increase in sales volumes and the general rise in oil prices over 2005. This has led to a 92% increase in net revenues to $151 million in 2005 from $78 million in 2004 and a 186% increase in income from operations to $80 million for the year ended December 31, 2005 from $28 million in 2004.

                            THE PROPOSED ACQUISITION

     22. Despite evidence of the Company's success and potential for even greater growth, on March 13, 2006, just three months after Lukoil became majority shareholder through its purchase of Nelson Resources Limited, defendants issued a press release entitled "Chaparral Resources and Lukoil enter into a definitive agreement to merge." The release stated in part:

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


     WHITE PLAINS, NY, March 13 /PRNewswire-FirstCall/- Chaparral Resources, Inc. (OTCBB: CHAR - News), an exploration and development company operating in Kazakhstan, today announced that it has entered into a definitive agreement with LUKOIL Overseas Holding Ltd. ("Lukoil") dated March 13, 2006 to effect a merger into a wholly owned subsidiary of Lukoil. On the effective date of this merger, all issued and outstanding common stock of Chaparral will be exchanged for $5.80 per share in cash, resulting in a payment to minority shareholders of approximately $88.646 million.

     The transaction is subject to the approval of a meeting of stockholders expected to be held in May 2006. At this meeting the approval of 50% of the outstanding shares will be required to vote in favour of the merger for it to become effective. Closing is subject to certain other conditions including the receipt of all regulatory approvals and consents.

     The merger agreement contains customary provisions prohibiting Chaparral from soliciting any other acquisition proposals but allows the Board of Directors to recommend a superior proposal if it is required to do so to avoid breaching its fiduciary duties and upon payment of a termination fee of $2.5 million plus costs, subject to a maximum amount of $3 million.

     A Special Committee of the Board of Directors has negotiated the terms of the agreement with Lukoil. The Special Committee has retained independent counsel and received a fairness opinion from its independent financial advisor, Petrie Parkman & Co., Inc. The financial advisor to the Special Committee has advised that the offer to shareholders of Chaparral is fair, from a financial point of view.

     Subject to stockholder approval and satisfaction of conditions precedent to the merger agreement, the proposed transaction is expected to complete in May 2006.

     23. Based on the fact that 63% of the Company's shares are owned and controlled by Lukoil, and only 50% of the shares are required to vote in favor of the Proposed Acquisition for it to be approved, the Proposed Acquisition is a fait accompli.

     24. The consideration offered in the Proposed Acquisition, however, is wholly inadequate and fails to offer fair value to the Company's shareholders for their equity interests in Chaparral.

     25. It is clear, then, that the Individual Defendants and Lukoil have timed the proposal to freeze out Chaparral's public shareholders in order to aggrandize themselves and capture for themselves Chaparral's future potential without paying an adequate or fair price to the Company's public shareholders.

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


     26. The Individual Defendants and Lukoil have access to internal financial information about Chaparral, its true value, expected increase in true value and the benefits of continued ownership of Chaparral to which plaintiff and Class members are not privy, and are using such inside information to benefit themselves in this transaction, to the detriment of the Chaparral's public stockholders.

     27. Lukoil and its designees on the Board, by reason of their control of the voting power of the Company, have clear and material conflicts of interest and are acting to better their own interests at the expense of Chaparral's public shareholders.

     28. Lukoil and its designees on the Board, with the acquiescence of the remaining Individual Defendants, are engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

     29. Lukoil and its designees on the Board all have clear and material conflicts of interest in the Proposed Acquisition as Lukoil is the majority, controlling and dominating shareholder of the Company and has the power to influence the entire Board of Chaparral as well as the Company's proxy machinery. Lukoil and its designees on the Board are acting to better their own interests at the expense of Chaparral's public shareholders. They are in a position to dictate the terms of the Proposed Acquisition, and the remaining directors are beholden to Lukoil for their positions and the perquisites which they enjoy therefrom and cannot represent or protect the interest of the Company's public shareholders with impartiality and vigor.

     30. While a special committee of purportedly independent directors was purportedly formed by the Board to negotiate the Proposed Acquisition, it is entirely irrelevant as any member (thus far undisclosed) would have obvious conflicts of interest, in light of, inter alia, their allegiance to the other Chaparral board members and Lukoil. Thus, the Proposed Acquisition is procedurally flawed and unfair. Indeed, by the simple fact that the special

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


committee did not ensure that a majority of the minority vote was required to approve and consummate the Proposed Acquisition, the special committee's ineffectiveness is clear.

     31. Simply put, the aforesaid Proposed Acquisition is in furtherance of an unfair plan by Lukoil to take the Company private, which, if not enjoined, will result in the improper elimination of the public stockholders of Chaparral in a transaction that is inherently unfair to them and that is the product of the defendants' conflicts of interest and breach of fiduciary duties. as described herein. More particularly, the transaction is in violation of the Individual Defendants' fiduciary duties and has been timed and structured unfairly in that:

         (a) The Proposed Acquisition is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company for cash consideration which, and the individual Defendants know or should know, is grossly unfair and inadequate;

         (b) Lukoil, by virtue of, among other things, its voting and ownership power, controls and dominates the Board of Directors of Chaparral;

         (c) The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair;

         (d) The individual Defendants have violated their duty of fair dealing by manipulating the timing of the transaction to benefit Lukoil at the expense of plaintiff and the Class; and

         (e) The Individual Defendants have failed to disclose material information to the Company's shareholders in connection with the Proposed Acquisition.

     32. Lukoil and its Board designees, with the acquiescence of the remaining Individual Defendants, are engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

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


     33. Because Lukoil dominates and controls the business and corporate affairs of Chaparral, and is in possession of private corporate information concerning Chaparral's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between it and the public shareholders of Chaparral which makes it inherently unfair for it to pursue any proposed transaction wherein it or any third party will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     34. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Chapparal's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

     35. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Chaparral's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     36. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in Plaintiff's favor and in favor of the Class and against Defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying Plaintiff as Class representative and Plaintiff's counsel as Class Counsel;

     B. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

     C. Enjoining Defendants and all those acting in concert with them from consummating the Merger Agreement and the Proposed Acquisition on the terms presently proposed;

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


     D. To the extent the Proposed Acquisition is consummated prior to this Court's entry of judgment, rescinding it or granting the Class rescissory damages;

     E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale of the Company is completed and the highest possible price is obtained;

     F. Directing the Individual Defendants to exercise their fiduciary duty to disclose all material information in their possession concerning the Proposed Acquisition prior to the shareholder vote on the same, including the Company's FY 2005 financial results;

     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees and expenses; and

     H. Granting such other and further relief as this Court may deem just and proper.

Dated:  March 14, 2006

                                   ROSENTHAL, MONHAIT & GODDESS, P.A.


                                   By:  /s/  Carmella P. Keener
                                       ------------------------------------
                                             Carmella P. Keener (DSBA No. 2810)
                                             919 North Market Street. Suite 1401
                                             P.O. Box 1070
                                             Wilmington, Delaware 19899-l070
                                             (302) 656-4433
                                             Attorneys for Plaintiff


OF COUNSEL:

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS, LLP
Jonathan M. Stein
Stuart A. Davidson
197 S. Federal Highway, Suite 200
Boca Raton, FL 33432
(561) 750-3000

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